UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Roundy’s, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

779268 101

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 779268 101	13G	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners III Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 13,857,853 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,688,414 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,688,414 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.94% (b)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The Reporting Person is party to an Investor Rights Agreement, dated as of June 6, 2002 (the “Investor Rights Agreement”), together with Willis Stein & Partners Dutch III-A Sub, L.P. (“Dutch III-A”), Willis Stein & Partners Dutch III-B Sub, L.P. (“Dutch III-B”), and Willis Stein & Partners III-C Sub, L.P. (“Fund III-C”) and certain other co-investors, executives and directors of the Issuer (together, the “IRA Parties”), pursuant to which such IRA Parties have agreed to vote for, consent to and not object or otherwise impede consummation of any “Sale of the Company” (as defined in the Investor Rights Agreement) that is approved by the Reporting Person, until February 7, 2014. As a result, the Reporting Person may be deemed to have shared dispositive power over the 4,830,561 shares beneficially owned by the other IRA Parties.
(b)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Dutch III-A Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 417,255 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 417,255 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,255 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Dutch III-B Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 417,255 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 417,255 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,255 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners III-C Sub, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 120,170 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 120,170 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,170 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (a)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Management III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,812,533 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,688,414 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,688,414 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.94% (b)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)	The Reporting Person is the sole general partner of each of Willis Stein & Partners III Sub, L.P. (“Fund III” and, together with Dutch III-A, Dutch III-B and Fund III-C, the “Willis Stein Funds”), Dutch III-A, Dutch III-B and Fund III-C. Willis Stein & Partners Management III, LLC (“Management III”) is the sole general partner of the Reporting Person. John R. Willis and Avy H. Stein are the Managing Partners of Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of the Reporting Person, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(b)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Willis Stein & Partners Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,812,533 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,688,414 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,688,414 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.94% (b)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)	Willis Stein & Partners Management III, L.P. (“Fund III General Partner”) is the sole general partner of each of the Willis Stein Funds. The Reporting Person is the sole general partner of Fund III General Partner. John R. Willis and Avy H. Stein are the Managing Partners of the Reporting Person. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, the Reporting Person and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(b)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): John R. Willis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,812,533 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,688,414 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,688,414 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.94%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Fund III General Partner is the sole general partner of each of the Willis Stein Funds. Management III is the sole general partner of Fund III General Partner. The Reporting Person and Avy H. Stein are the Managing Partners of the Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(b)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Avy H. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 14,812,533 shares (a)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 18,688,414 shares (a)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,688,414 shares (a)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 40.94%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(a)	Fund III General Partner is the sole general partner of each of the Willis Stein Funds. Management III is the sole general partner of Fund III General Partner. The Reporting Person and John R. Willis are the Managing Partners of the Management III. The Managing Partners, acting together, have the power to vote or dispose of these shares, as applicable. Neither of the Managing Partners, acting alone, has voting or dispositive authority over any shares. Each of Fund III General Partner, Management III and the Managing Partners share investment and voting power with respect to the shares owned by the Willis Stein Funds, but disclaim beneficial ownership of such shares except to the extent of its pecuniary interest therein.
(b)	The percentage is calculated using the 45,653,761 shares outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

CUSIP No. 779268 101	13G	Page 10 of 21 Pages

Item 1(a)	Name of Issuer:

Roundy’s, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

875 East Wisconsin Avenue, Milwaukee, Wisconsin.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by jointly by (1) Fund III, (2) Dutch III-A, (3) Dutch III-B, (4) Fund III-C, (5) Fund III General Partner, (6) Management III, (7) John R. Willis and (8) Avy H. Stein. The persons described in items (1) through (8) are referred to herein as the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 1 North Wacker Drive, Suite 4800, Chicago, Illinois 60606.

Item 2(c)	Citizenship:

Each of the Willis Stein Funds and Fund III General Partner is a limited partnership organized under the laws of the State of Delaware. Management III is a limited liability company organized under the laws of the State of Delaware. Each of John R. Willis and Avy H. Stein is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number:

779268 101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 779268 101	13G	Page 11 of 21 Pages

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:

Fund III: 18,688,414 shares

Dutch III-A: 417,255 shares

Dutch III-B: 417,255 shares

Fund III-C: 120,170 shares

Fund III General Partner: 18,688,414 shares

Management III: 18,688,414 shares

John R. Willis: 18,688,414 shares

Avy H. Stein: 18,688,414 shares

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

CUSIP No. 779268 101	13G	Page 12 of 21 Pages

Fund III is party to an Investor Rights Agreement, together with certain other co-investors, executives and directors of the Issuer (together, the “IRA Parties”), pursuant to which such IRA Parties have agreed to vote for, consent to and not object or otherwise impede consummation of any “Sale of the Company” (as defined in the Investor Rights Agreement) that is approved by Fund III, until February 7, 2014. As a result, Fund III may be deemed to have shared dispositive power over the 4,830,561 shares beneficially owned by the other IRA Parties. A copy of the Investor Rights Agreement is attached hereto as Exhibit 99.3 and incorporated by reference herein. The foregoing summary of the terms of the Investor Rights Agreement is qualified in its entirety by reference to such exhibit.

The other IRA Parties include: (i) Dutch III-A; (ii) Dutch III-B; (iii) Fund III-C; (iv) certain co-investors that beneficially own approximately 4.48% of the outstanding Common Stock in the aggregate; (v) a non-employee directors of the Issuer that beneficially owns approximately 0.07% of the outstanding Common Stock; (vi) executive officers of the Issuer that beneficially own approximately 3.91% of the outstanding Common Stock in the aggregate; and (vii) a former director of the Issuer that beneficially own approximately 0.03% of the outstanding Common Stock, in each case based upon 45,653,761 shares of Common Stock outstanding as disclosed in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2012.

Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed or who are otherwise party to the Investor Rights Agreement constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Peron is the beneficial owner of the Stock for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

CUSIP No. 779268 101	13G	Page 13 of 21 Pages

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 779268 101	13G	Page 14 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 12, 2013.

WILLIS STEIN & PARTNERS III SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By:	Willis Stein & Partners Management III, L.L.C.
Its:	General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

CUSIP No. 779268 101	13G	Page 15 of 21 Pages

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

*By: /s/ David Mills
David Mills
Pursuant to Powers of Attorney
attached hereto as Exhibit 99.2

CUSIP No. 779268 101	13G	Page 16 of 21 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of February 12, 2013, by and among each of the Reporting Persons

99.2	Powers of Attorney for the Reporting Persons

99.3	Investor Rights Agreement, dated June 6, 2002, by and among, Roundy’s Acquisition Corp., Willis Stein & Partners III, L.P., Willis Stein & Partners III-C, L.P., Willis Stein & Partners Dutch III-A, L.P., Willis Stein & Partners Dutch III-B, L.P., and Roundy’s Acquisition LLC, Stichting Pensioenfonds ABP, Stichting Pensioenfonds Zong en Welzijn, previously known as Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen, The Northwestern Mutual Life Insurance Company, Norwest Equity Partners VII LP, and Randolph Street Partners IV, Robert A. Mariano and Darren W. Karst. (incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 dated December 5, 2011 in Commission File No. 333-178311)

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Roundy’s, Inc.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 12th day of February 2013.

WILLIS STEIN & PARTNERS III SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By: /s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

*
John R. Willis

*
Avy H. Stein

*By: /s/ David Mills
David Mills
Power of Attorney

Exhibit 99.2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Avy Stein and David Mills, signing singly, the undersigned’s true and lawful attorney-in-fact to: (i) execute for and on behalf of the undersigned, in the undersigned’s capacity as a beneficial owner of shares of Common Stock of Roundy’s, Inc., a Delaware corporation (the “Company”), any Schedule 13D or Schedule 13G, and any amendments, supplements or exhibits thereto (including any joint filing agreements) required to be filed by the undersigned under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and any Forms 3, 4, and 5 and any amendments, supplements or exhibits thereto required to be filed by the undersigned under Section 16(a) of the Exchange Act; (ii) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D, Schedule 13G, Form 3, 4, or 5 and timely file such forms with the United States Securities and Exchange Commission and any stock exchange in which the Common Stock of the Company is listed on or approved for quotation in, if any; and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 13 and Section 16 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file reports or schedules under Section 13 or Section 16 of the Exchange Act with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 7th day of February, 2013.

WILLIS STEIN & PARTNERS III SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-A SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS DUTCH III-B SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

WILLIS STEIN & PARTNERS III-C SUB, L.P.

By: Willis Stein & Partners Management III, L.P.
Their: General Partner

By: Willis Stein & Partners Management III, L.L.C.
Its: General Partner

By:	/s/ David Millis
Name: David Mills, pursuant to powers of attorney
Title: Chief Financial Officer

/s/ John R. Willis
John R. Willis

/s/ Avy H. Stein
Avy H. Stein